Exhibit 12.1
CONEXANT SYSTEMS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Fiscal Years
	2009	2008	2007	2006	2005
(Loss) income before income taxes and (loss) gain on equity method investments	$(23,234)	$(1,729)	$(217,790)	$19,011	$(18,743)
Add back:
Distributed income of equity investees	880	6,567	—	125	—
Interest expense, including amortization of debt issuance costs	21,148	27,804	36,953	32,567	28,123
Estimated interest element of rent expense	730	1,342	600	748	862

Earnings as adjusted	$(476)	$33,984	$(180,237)	$52,451	$10,242

Fixed Charges:
Interest expense, including amortization of debt issuance costs	21,148	27,804	36,953	32,567	28,123
Estimated interest element of rent expense	730	1,342	600	748	862

Total fixed charges	$21,878	$29,146	$37,553	$33,315	$28,985

Ratio of earnings to fixed charges (1)	—	1.17	—	1.57	0.35

(1)	For fiscal years ended 2009 and 2007, earnings were insufficient to cover fixed charges by approximately $22.4 million and $217.8 million, respectively.